FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 10, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                           BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 10 August 2007

Name of applicant:                                    Signet Group plc

Name of scheme:                                       Signet Group plc Executive Share Option Scheme 1993

Period of return:                        From:        05.02.07             To:       10.08.07

Balance under scheme from previous return:            Nil

The amount by which the block scheme has been         8,242,889
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     1,671,406
during period:

Balance under scheme not yet issued/allotted at end   6,571,483
of period

Number and class of securities originally listed and  8,242,889 ordinary 0.9 US cents - 05.02.07 the date of admission

Total number of securities in issue at the end of the
period                                                1,705,339,684

Name of contact:                                        Mr A Johnson

Address of contact:                                     15 Golden Square, London, W1F 9JG

Telephone number of contact:                            0870 90 90 301

SIGNED BY

Mark Jenkins

          Company Secretary
          for and on behalf of

          Signet Group plc

          Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date:  10 August 2007

Name of applicant:                                    Signet Group plc

Name of scheme:                                       Signet Group plc 2000 LTIP

Period of return:                        From:        05.02.07             To:       10.08.07

Balance under scheme from previous return:            Nil

The amount by which the block scheme has been         898,785
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme
during period:                                        342,802

Balance under scheme not yet issued/allotted at end   555,983
of period

Number and class of securities originally listed and
the date of admission                                 898,785 - ordinary 0.9 US cents 05.02.07

Total number of securities in issue at the end of the 1,705,339,684 period

Name of contact:                                        Mr A Johnson

Address of contact:                                     15 Golden Square, London, W1F 9JG

Telephone number of contact:                            0870 90 90 301

SIGNED BY

Mark Jenkins

          Company Secretary
          for and on behalf of

          Signet Group plc

          Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 10 August 2007

Name of applicant:                                    Signet Group plc

Name of scheme:                                       Signet Group plc Sharesave Scheme

Period of return:                        From:        05.02.07             To:       10.08.07

Balance under scheme from previous return:            Nil

The amount by which the block scheme has been         1,040,018
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     254,836
during period:

Balance under scheme not yet issued/allotted at end   794,407
of period

Number and class of securities originally listed and  1,040,018 - ordinary 0.9 US cents 05.02.07 the date of admission

Total number of securities in issue at the end of the 1,705,339,684 period

Name of contact:                                        Mr A Johnson

Address of contact:                                     15 Golden Square, London, W1F 9JG

Telephone number of contact:                            0870 90 90 301

SIGNED BY

Mark Jenkins

          Company Secretary
          for and on behalf of

          Signet Group plc

          Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 10 August 2007

Name of applicant:                                    Signet Group plc

Name of scheme:                                       Signet Group plc US Share Option Plan 2003

Period of return:                        From:        05.02.07             To:       10.08.07

Balance under scheme from previous return:            Nil

The amount by which the block scheme has been         4,100,000
increased, if the scheme has been increased since the
date of the last return:

Number of securities issued/allotted under scheme     1,722,051
during period:

Balance under scheme not yet issued/allotted at end   2,132,918
of period

Number and class of securities originally listed and  4,100,000 - ordinary 0.9 US cents  05.02.07 the date of admission

Total number of securities in issue at the end of the 1,705,339,684 period

Name of contact:                                        Mr A Johnson

Address of contact:                                     15 Golden Square, London, W1F 9JG

Telephone number of contact:                            0870 90 90 301

SIGNED BY

Mark Jenkins

          Company Secretary
          for and on behalf of

          Signet Group plc

          Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   August 10, 2007